FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 7 July 2004


                               File no. 0-17630


                   CRH - Further re appointment of directors



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Further re appointment of directors







                            CRH plc


7th July 2004


Pursuant to paragraph 16.4 of the Listing Rules, CRH plc hereby notifies the following in relation to Mr. Nicholas Hartery and Prof. Joyce O'Connor, who were appointed Directors of the Company on 29th June 2004:

 a. in the last five years neither Mr. Hartery nor Prof. O'Connor has been a director of any publicly quoted company.
 b. there are no details requiring disclosure for Mr. Hartery or Prof. O'Connor under paragraph 6F.2.(b) to (g).


Contact:

Angela Malone

Company Secretary

Tel: 00 3531 6344340

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:7 July, 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director